FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2006

Commission File Number: 333-132076

GAS NATURAL SDG, S.A.

(Translation of Registrant’s Name into English)

Av. Portal de L’Angel, 20-22

08002 Barcelona, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Annual General Meeting Gas Natural SDG, S.A. * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

Disclaimer
In connection with the offer by Gas Natural SDG, S.A. (Gas Natural) to acquire 100% of the share capital of Endesa, S.A. (Endesa), Gas Natural has filed with the United
States Securities and Exchange Commission (SEC) a registration statement on Form F-4 (File No.: 333-132076), which includes a prospectus and related exchange offer materials to register the Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural American Depositary Shares (ADSs)) to be issued in exchange for Endesa ordinary shares held by U.S. persons and for Endesa ADSs held by holders wherever located. In addition, Gas Natural has filed a Statement on
Schedule TO with the SEC in respect of the exchange offer. INVESTORS AND HOLDERS OF ENDESA SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT
AND THE PROSPECTUS, THE STATEMENT ON SCHEDULE TO, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND
SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement, the prospectus and related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC’s website at www.sec.gov. The prospectus and other transaction-related documents are being mailed to holders of Endesa securities eligible to participate in the U.S. offer and additional copies may be obtained for free from Georgeson Shareholder Communications, Inc., the information agent: 17 State Street, 10th Floor, New York, New York
10004, Toll Free (888) 206-0860, Banks and Brokers (212) 440-9800.
This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The solicitation of offers to buy Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural ADSs) in the United States will only be made pursuant to a prospectus and related offering materials that will be mailed to holders of Endesa
ADSs and U.S. holders of Endesa ordinary shares. Investors in ordinary shares of Endesa should not subscribe for any Gas Natural ordinary shares to be issued in the offer to be made by Gas Natural in Spain except on the basis of the final approved and published offer document in Spain that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004.
These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:
• management strategies;
• synergies and cost savings;
• integration of the businesses;
• market position;
• expected gas and electricity mix and volume increases;
• planned asset disposals and capital expenditures;
• net debt levels and EBITDA and earnings per share growth;
• dividend policy; and
• timing and benefits of the offer and the combined company.
These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration;
litigation; and the effects of competition.
Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.
These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.
This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.
* * * *

Introduction
1. State of the Energy Markets
2. Financial Year 2005
3. 2006 1
st
Quarter Results
4. Tender Offer for Endesa
5. Corporate Governance and Responsibility
6. Strategic Positioning
Agenda
************
* * * *

Salvador Gabarró Chairman * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * ** * * * *

Introduction * * * * * * * * * * *

Rafael Villaseca Chief Executive Officer * * * * * * * * *

State of the Energy Markets * * * * * * *

Gas demand in Europe has grown as a consequence of the low maturity of some markets and the introduction of CCGTs
0 20 40 60 80 100
Greece
Ireland
Austria
Hungary
Belgium
Spain
Holland
France
Italy
Germany
United Kingdom
(Bcm)
+3%
+4%
+5%
+2%
+14%
+0%
+3%
+4%
+1%
(3%)
+6%
Gas demand in Europe
Source: Eurogas
Gas demand in main European countries in 2005
(2005 and annual growth versus 2000)
The Spanish market has been the main growth contributor
in the European gas market
*    *
*

0
50
100
150
200
250
300
350
400
2000 2001 2002 2003 2004 2005
Gas demand growth in Europe
Source: CNE (Monthly bulletin on natural gas statistics)
Gas demand evolution in Spain
Continued growth in Spanish gas demand
during the last years
Spanish energy matrix (2005)
Source:  Quarterly bulletin on energy situation, Ministry of Industry, tourism and commerce
+17.6%
CAGR: +13.8%
Nuclear*
11%
Coal*
15%
Oil
51%
Hydro, Renewables & Other
4%
Natural gas 20%
*

10
5

15
20
25
30
35
40
45
Q1 05 Q2 05 Q3 05 Q4 05 Q1 06 6m Fut
CMP Henry Hub NBP
Recent evolution of gas prices
Source: CNE (Monthly bulletin on natural gas statistics), Bloomberg and own elaboration
Divergence between CMP and international gas prices
has been corrected
Recognition of
real cost of gas
*
* *

0
50
100
150
200
250
300
2000 2001 2002 2003 2004 2005
Electricity demand growth in Spain
Source: Red Eléctrica
Electricity demand has grown at over 4% annually
during the last years
+4.3%
Electricity demand evolution in Spain Electricity production mix
(2005)
Source: Red Eléctrica, peninsular system, ordinary regime
CAGR: +4.8%
Coal
29%
Nuclear
22%
Fuel-Gas
4%
Wind
8%
Hydro
7%
Other renewable
12%
CCGT
18%
*

0
10
20
30
40
50
60
70
80
Jun-04 Sep-04 Dec-04 Mar-05 Jun-05 Sep-05 Dec-05 Mar-06
Evolution of electricity generation prices
Source: OMEL, average monthly price
Pool price in Spain grew by 60% during 2005 and 150%
from June 2004 to December 2005
+58.9%
+149.5%
*       *
*

2004 2005
Liberalisation of the Spanish energy
markets
The gas market has advanced more than the
electricity market in terms of real liberalisation
Electricity market (volume)
Source:     CNE monthly bulletin
Gas market (volume)
Source:     CNE 2005 information bulletin
+13p.p.
Regulated
Liberalised
30%
70%
17%
83%
2004 2005
66%
34%
62%
38%
+4p.p.

Evolution in the liberalisation of the gas sector
Regulated tariffs to disappear by 2008
Separation of distribution and regulated
commercialisation
Creation of the “Supplier of Last Resort”
Creation of a “Supplier Switching Office”
Creation of an Energy System Technical Management
Oversight Committee
Main
measures
adopted
Full liberalisation in 2008
Liberalisation in the gas sector is a reality: there is
no need to apply structural changes
Elimination of tariffs for industrial clients
83% of volume liberalised, in line with
objectives set
Current
situation
*    *
*

New market rules designed to eliminate tariff deficit:
42.35 €/MWh cap on sales to the regulated market
Value of CO
2
emission rights awarded for free discounted
Tariff methodology that does not include the real cost energy
A regulated electricity tariff together with the generation
market leads to a tariff deficit (€3,830 million euro in 2005)
Set back in the liberalization process, with clients coming
back to the regulated market
Measures taken
Criticisms to the generation market from the White Book and
the Ministry of Industry:
New legislation to solve some of the
problems of the Spanish electricity sector
*
*      *

Advance in the liberalisation of the
electricity sector
Regulated tariffs to disappear by 2011
Legal and functional separation of
distribution and regulated commercialisation
Creation of the “Supplier of Last Resort”
Creation of the “Supplier Switching Office”
Creation of a Energy System Technical
Management Oversight Committee to ensure
security of supply
Main
measures
adopted
End of transitory period by 2011
Need to reorganise the generation market
*  *
*

Gas expected to play an increasingly
important role to meet Europe’s energy
demand
Sizeable increase in gas consumption compared to other
traditional sources of energy such as coal and nuclear
Source: IEA, World Energy Outlook
0
200
400
600
800
1971 2002 2010 2030
Coal Fuel-oil Gas Nuclear Others
* *
*

The electricity sector is expected to be
the main gas consumer in Europe...
Most of the growth in demand to come from
electricity generation
Source: IEA, World Energy Outlook
Generation Industry Other
600
700
800
1980 1990 2000 2030
bcm
2010 2020
200
300
400
500
100
*      *
*

Source: European Energy and Transport Trends
… at the same time gas – fired generation is
expected to become the main source of
electricity
Gas – power convergence in Europe is a reality
0%
20%
40%
60%
80%
100%
1990 2000 2010 2020 2030
Nuclear  Hydro  Wind Fossil Fuel   CCGT  Others
*     *
*

LNG is expected to be increasingly important
to satisfy the growing gas demand in Europe
Source: BP Statistical Review, UBS Research
LNG expected to play a key role to diversify gas
procurement and guarantee security of supply
0
100
200
300
400
500
600
700
1995 1997 1999 2001 2003 2005 2007 2009 2011 2013 2015
Domestic production  Russia   Algeria LNG  Other
*
*

Spain is expected to be one of the main
contributors to gas demand growth in
Europe
Gas natural consumption in Spain is expected to continue
to grow at faster rates than in the rest of Europe
Source: Future Natural Gas Demand in Europe. Oxford Institute for Energy Studies
Expected gas demand annual growth
0%
2%
4%
6%
8%
2004-2010 2010-2015
*
*

Gas – power convergence can also be
noticed in Spain
Increasing importance of CCGTs
in generation
Growing gas peak demand mainly
due to electricity generation
Source: Review of the Plan for Electricity and Gas Sectors for 2002-2011
The Government’s recent Review of the Electricity and Gas sectors 2002 –
2011 planning increases by 28% its objective of installed CCGT capacity in
2011. A 184% increase in CCGT capacity is expected from 2005
0%
20%
40%
60%
80%
100%
2000 2005 2007 2011
Coal Nuclear Natural gas Oil Renewables
0
500
1,000
1,500
2,000
2,500
3,000
2004 2005 2006 2007 2008 2009 2010 2011
Electricity generation   Conventional gas market
*
*

0
100
200
300
400
500
1997 1998 1999 2000 2001 2002 2003 2004 2005
Natural gas Liquified natural gas
The Spanish gas market is even more
dependent on LNG than the rest of Europe
LNG represents approximately 2/3
of the gas imported in Spain
Source: CNE
*   *
*

Guaranteeing security of supply is a
priority in Spain
Gas procurement
through the Europe –
Maghreb pipeline (~1/3 of
total) and LNG tankers
(~2/3)
Electric interconnection
with France only
amounts to 3-4% of total
demand in Spain
5.256-7.446 GWh
6.570-9.198 GWh
Cartagena
Huelva
Barcelona
Ferrol
Bilbao
Regassification plant
Pipeline
Import/Export electricity capacity
Gijón
Sagunto
Regassification plant under construction
*      *
*

Financial Year 2005 2005 Operating Review Significant Events in 2005 2005 Financial Results Our Team Gas Natural Foundation * * * * * *

26 1,519 million euro EBITDA 13.7% 749 million euro Net Income 16.7% Exceeding the targets set in the 2004 - 2008 Strategic Plan 2005 Operating review Main financial figures * * *

27 2005 Operating review 317,555 GWh Gas supply 10.2% Gas distribution 9.7% 100,150 Km Distribution network 1 5.2% Main gas figures 422,912 GWh Note: 1 As of 31st December 2005 * * *

28 2005 Operating review Main electricity figures 3,373 MW Installed capacity 10,466 GWh Electricity produced 43.9% 6,296 GWh Electricity sales in Spain 41.3% 194.6% * * *

29 615,000 new clients 10.2 million clients in the world 1 6.4% Main client figures 2005 Operating review Note: 1 Spain, Italy and Latinamerica * * * * *

Capacity of the
Maghreb-Europe
pipeline
increased to 136 TWh / year
Creation of GAS NATURAL’s
Client
Service Guarantee Office
Approval of the
Code of Conduct
for
employees
Significant events in 2005
1
st
Quarter
*       *
*

Acquisition of
DERSA
Strategic agreement
with Repsol YPF:
joint participation in upstream projects and
creation of a 50/50 Joint Venture for the
midstream business
Change in the
organisational
structure
to adapt to the strategic challenges
implied by GAS NATURAL's growth vision
Significant events in 2005
2
nd
Quarter
*     *
*

Signing of the
first contracts
to begin gas
natural sales in
France
Tender offer
for 100% of
Endesa,
S.A.
GAS NATURAL is included for the first time in the
Dow Jones Sustainability World
index
(DJSI World)
Significant events in 2005
3
rd
Quarter
*       *
*

33 Segregation of regulated gas distribution and secondary gas transportation in Spain Synchronisation of the Escombreras (Cartagena) 1,200 MW CCGT Significant events in 2005 4 th Quarter * * *

(€ million) 2004
974
722
228
24
98
44
54
251
144
107
12
1,335
2005
1,122
778
317
27
152
90
62
237
176
61
8
1,519
15.2
7.7
39.0
14.2
54.9
102.7
15.6
-5.8
21.6
-42.8
-31.1
13.7
%
EBITDA breakdown
Distribution
Spain
LatAm
Italy
Electricity
Spain
Puerto Rico
Gas
Up + Midstream
Wholesale and Retail
Other
Total EBITDA
2005 financial results
Note:   Figures rounded to closest million euro
*       *
*

Distribution in Spain
Regulated gas sales and TPA
254,774 GWh
39,611 Km
5.1 million
2,077
Km added to network
11.3%
325,000
new customer connections
2005 financial results
GAS NATURAL is the main gas distribution
company in the Iberian Peninsula, and the
Spanish utility with more new clients in 2005
1
Note:   1  Regulated clients
*      *
*

2002 2003 2004 2005
Distribution in Spain
Notes:
1 2002 and 2003 data as per Spanish GAAP, 2004 and 2005 under IFRS
2 Not taking into account the effect of the prior regulatory regime in the first quarter of 2002
Stable regulatory regime that allows for gas network
growth and sector liberalisation
2005 financial results
660
722
778
(€ million)
+7.7%
+9.4%
+15.9%
569
2
Spain distribution EBITDA
*      *
*

6.5%
Distribution in LatAm
Regulated gas sales and TPA
165,408 GWh
Strong growth in Brazil and Colombia
in all markets
Argentina’s recovery confirmed
in the second half of the year
Stable EBITDA growth in Mexico
despite prices linked to Southern US
market
16.2% Brazil
14.9% Colombia
3.7% Argentina
0.3% Mexico
2005 financial results
*     *
*

Distribution in LatAm
253,000
new customer connections
4.8
million
56,763
Km
2,643
new network km
2005 financial results
Mexico
1.1 (23%)
Colombia
1.6 (34%)
Argentina
1.3 (27%)
Brazil
0.8 (16%)
GAS NATURAL is the first non State-owned gas
distribution company in LatAm, and a leader adding
new clients
*
*

152
228
317
2003 2004 2005
65
73
83
97
Q1 Q2 Q3 Q4
Distribution in LatAm
2005 quarterly EBITDA
EBITDA evolution
2003 - 2005
Sustained growth over the past years
2005 financial results
+50.0
+39.0%
Notes:
1 2003 data under Spanish GAAP, 2004 and 2005 under IFRS
(€ million) (€ million
1
)
*    *
*

Distribution in Italy
Regulated gas sales and TPA
2,730 GWh
3,776
Km
288,000
7.9%
network
growth
101.5%
14.3%
customer
connections
growth
Organic growth sustained by our know-how
€27 million EBITDA (+14.2%)
2005 financial results
*       *
*

Spain—Electricity
Installed capacity
3,102 MW
DERSA
acquisition
2,800 MW
CCGT
254.9%
302 MW
Wind and cogen
2
GAS NATURAL is the Spanish utility that has increased more
its market share in generation during the last five years and the Spanish utility that has installed more CCGTs in 2005
2005 financial results
+1,000 MW in
new projects
Notes:
1 Synchronisation at the end of 2005, fully operative in the first quarter 2006
2 Attributable power
EBITDA has doubled, reaching € 90 million
Incorporation of
Arrúbal
(800 MW) and
Cartagena
1
(1,200 MW)
*     *
*

Puerto Rico—Electricity Electricity production 1,562 GWh 50% stake in a 540MW CCGT Increased load factor 66% 70% 6.3% €62 million EBITDA (+15.6%) 2005 financial results * * *

26.2%
Gas—Up + Midstream
145,923 GWh
Transported through EMPL
Advances in the upstream agreement:
Gassi Touil in development phase
€ 176 million EBITDA (+21.6%)
2005 financial results
One of the largest tanker fleets in the Atlantic
Midstream Joint Venture established with
Repsol YPF in 2005
*      *
*

10.2%
Gas—Wholesale and Retail
317,555 GWh
Gas sales
211,895 GWh
16.3% growth
sales to the liberalised market
€ 61 million EBITDA
2005 financial results
GAS NATURAL is the main gas purchaser in Spain
and a leader in the global LNG market
*     *
*

Gas—Wholesale and Retail
2005 financial results
The appropriate
measures have been
taken ...
Reduction in 2005 EBITDA due to competitive
conditions and the state of the international markets
Adapting our gas portfolio
to new market conditions,
both in volumes and in
discounts
€25 million EBITDA in Q106
substantially higher
(+85.9%) than Q105
... and results are already
visible
*      *
*

Multiproduct
Sales network: 877 points of sale
Strong and well-established brand in Spain
1,5 million eligible residential
gas customers
1,4 million maintenance
contracts
80% residential gas
customers retained
0,5 million residential
electricity customers
GAS NATURAL is the leading Spanish energy
company in the multiservice business
2005 financial results
1.47 contracts per customer as of
December 31, 2005
*      *
*

47 1,188 million euro Tangible and intangible investments 17.8% DERSA acquisition Financial investments 296 million euro Distribution 52% Other 6% Gas 4% Electricity 38% 2005 financial results * * *

Net Debt and leverage
1
Notes:
1 2004 and 2005 data under IFRS
2 Defined as net debt/ (net debt + total equity)
3,677
1,627
1,869
2,650
3,615
2001 2002 2003 2004 2005
49.0% 28.0% 29.3% 35.6% 38.5%
Leverage
2
2005 financial results
*      *
*

Dividend proposal
0.33
0.40
0.60
0.71
0.84
2001 2002 2003 2004 2005
(€ / share)
CAGR +26.3%
+18.3%
Note:
1 The year represents the fiscal year against which results the dividend is declared
Dividend per share
1
2005 financial results
Sustained growth of shareholder remuneration
through dividend increase
*     *
*

26.0
22.2
47.3
49.5 50.2
2001 2002 2003 2004 2005
(%)
Payout ratio
1,2
Reaching the targets set
Notes:
1 The year represents the fiscal year against which results the dividend is declared
2 2001, 2002 and 2003 under Spanish GAAP, 2004 and 2005 under IFRS
2005 financial results
*     *
*

Strong financial performance
in 2005
despite a difficult market environment and operating
conditions
Conclusions
Strong EBITDA, Net Income and Dividend,
growth based on
cash generation
Positive trends
shown in 2005 expected to
materialise in 2006, boosting growth and
profitability
2005 financial results
We continue to exceed the targets set in our
2004-2008 Strategic Plan
*      *
*

Chairman
Communication and
Chairman’s office
C.E.O.
C.F.O.
Internal Audit
Legal Services
Corporate Resources
Our organisation
Gas
Management
Wholesale Retail International
Organisation around markets and businesses that ensures
integration through the gas value chain
Strategy and Development
Efficient operating structure adapted to the strategic
challenges resulting from
GAS NATURAL’s growth vision
*     *
*

53 Female 30% Male 70% Our team Number of employees in the world: 6,717 Puerto Rico 78 Mexico 629 Colombia 578 Brazil 560 Argentina 637 Italy 396 Spain 3.731 Morocco 107 France 1 * * *

Professional Development Programs
Increase in online learning programs  (e-learning)
Implementation of ECO and COMPRAS projects
Training
Courses 2,477
Participants 5,695
37.7%
of the workforce are university graduates
Hours 223,655
Hours per employee 33.30
Our team
*     *
*

Gas Natural Foundation
Environment
Energy Training
Centre
Gas History
Centre
International
Numerous actions in different areas
Commitment and contribution to the regions where GAS
NATURAL is present
*  *
*

2006 1 st Quarter Results * * * * * *

57 508 million euro EBITDA 29.3% 277 million euro Net Income 16.3% Exceeding the targets set in the 2004 - 2008 Strategic Plan 2006 1 st Quarter results Main financial magnitudes * * *

2006 1
st
Quarter results
Advances in
Upstream
LNG
agreement in Nigeria
Acquisition
of Petroleum Oil &
Gas España
New
Gas conditions
Improved client portfolio
EBITDA +85.9%
Electricity
contribution
Installed capacity in Spain x2
Improved client portfolio
EBITDA +221.3%
Distribution
Continued solid growth
and
profitability
EBITDA +13.2%
Note:   Growth rates calculated versus Q105
*       *
*

Q1 06
3,107
508
358
277
290
3,397
Q1 05
51.9
29.3
29.6
16.3
12.5
29.7
Change (%)
2006 1
st
Quarter results
Solid financial performance, in line with the
2004-2008 Strategic Plan
(€ million)
2,045
393
276
238
258
2,620
Revenues
EBITDA
EBIT
Net Income
Investments
Net debt (as of 31/03)
Note:   Figures rounded to the closest million
*     *
*

292
211
65
17
35
22
13
57
44
14
8
393
331
218
93
21
89
71
18
80
55
25
8
508
13.2
3.3
42.7
23.8
155.3
221.3
41.4
38.9
24.4
85.9
(1.2)
29.3
Distribution
Spain
LatAm
Italy
Electricity
Spain
Puerto Rico
Gas
Up + Midstream
Wholesale and Retail
Other
Total EBITDA
2006 1
st
Quarter results
Q106 Q105 Change (%) (€ million)
EBITDA breakdown
Note:   Figures rounded to the closest million
*      *
*

The
positive trends
shown in 2005 are
materialising in 2006, boosting growth and
profitability
2006 1
st
Quarter results
Consolidation of GAS NATURAL’s presence in
electricity generation
Exceeding the targets set in the
2004 - 2008 Strategic Plan
Double digit
Growth
in EBITDA and Net
Income based on cash generation
Solid and growing
distribution business
Advances in the development of
equity gas
*      *
*

Tender offer for Endesa S,A, * * * * *

All the regulatory and administrative
steps have been taken
Spanish
antitrust
authorities
Regulated activities (Function XIV)
National Energy
Commission
The EC confirmed jurisdiction on
competition belonged to Spain
European
antitrust
authorities
Golden Share
Secretary
General of
Energy
Nov 05
Combination GAS NATURAL–Endesa
approved by the Council of Ministers
Feb 06
Nov 05
Dec 05
Spanish offer/prospectus approved
CNMV
US prospectus (F-4) declared effective
SEC (USA)
Feb 06
Mar 06
Note: The offer and therefore the processing of any action related to the offer, and the performance of the agreement between Gas
Natural and Iberdrola are currently suspended, following the injunction granted by the Madrid Court for Business Matters
Nº3. and the posting by Endesa of a €1,000m guarantee. The Supreme Court has awarded the injunction requested by
Endesa consisting of the suspension of the Council of Minister decision, subject to Endesa presenting certain guarantees.
GAS NATURAL has appealed both decisions.
*    *

E.On’s offer acceptance period will have to wait
due to GAS NATURAL’s offer
1
Impact of the injunctions
Suspension of the Council of
Ministers resolution
Subject to Endesa presenting certain
guarantees, being admissible to
extend the ones presented to the
Madrid’s Court for Business Matters
GAS NATURAL has appealed the
decision
Court for Business Matters
N
O.
3 order
Supreme Court order
Suspension of the processing of GAS
NATURAL offer and the performance
of the agreement with Iberdrola
Subject to Endesa presenting a €1,000
million bond, which was posted on
the 5
th
of April
GAS NATURAL has appealed the
Court’s decision
As per the CNMV’s note issued on the 24th March 2006 relating to the first of the decisions:
Notes:
1 CNMV has indicated that E.On´s offer request continues with the administrative process
*      *
*

Creating a leading, fully integrated, global
energy group
Combined management of clients and networks
More flexible and competitive gas procurement
More balanced and competitive generation portfolio
Attractive business mix and investment profile
Global integrated energy leader in high-growth markets
Sizeable synergies
A solid strategic, industrial and financial rationale
*      *
*

Salvador Gabarró Chairman * * * * * * * * * *

Corporate Governance and Responsibility * * * * *

Corporate responsibility
Gas Natural
Corporate
Responsibility
Excellent service
Integrity and
responsibility
Environment preservation
Growth and professional
development
Increasing value and
transparency
EMPLOYEES
Stable relationships and
objective selection
ENVIRONMENT
*     *
*

Corporate responsibility
2005 Corporate Responsibility Report
Fourth Corporate responsibility report published in
accordance with the directives published in the “guide
for the elaboration of sustainability reports 2002” and
reviewed by GRI (Global Reporting Initiative)
Verified by an independent external auditor
*      *
*

Entered the Dow Jones Sustainability World Index (DJSI World),
and stayed for the second consecutive year in the European
index DJSI STOXX
Fourth consecutive year in the European index FTSE4Good,
which includes companies with the best financial, social and environmental management
Certification of the Corporate Responsibility Report by GRI
(Global Reporting Initiative)
Second position in the sector corporate reputation ranking
MERCO
Eighth position in the most internationally admired companies ranking prepared by PricewaterhouseCoopers and
Financial Times
Corporate responsibility
The recognition of our efforts
*
*

Corporate governance
The Corporate Governance report contains in a
detailed and complete manner information about:
Capital structure
Government bodies composition and
functioning
Decision making processes
Related parties operations and risk control
mechanisms
Compliance with the recommendations of
good corporate governance
Compliance with transparency requisites
in management and information
*     *
*

Corporate governance
GAS NATURAL has the necessary tools for a good
corporate governance of the company:
Rules of the Board of Directors and the different
commissions:
Executive Committee
Audit and Compliance Committee
Hiring and Compensation Committee
Investment, Strategy and Competition Committee
Rules of the Shareholder Meeting
Internal conduct code relating to capital markets issues
Conduct code
Recent creation of the Corporate Governance Unit,
integrated in the Board’s Secretary office with exclusive
dedication
*      *
*

Strategic Positioning * * * * * *

A multinational leader in the energy sector
operating through the whole gas value chain
Gas and
electricity
assets
Gas
transport
and infra-
estructure
Gas
supply
and
demand
Upstream Clients
Advancing in the upstream business
Consolidation of our leading position in the midstream business
Positioned as an important player in the electricity business
Maintaining the leadership and profitable growth
in our gas distribution business
*
*

A multinational leader in the energy sector that
operates through the whole gas value chain
Gas and
electricity
assets
Gas transport
and infra-
estructure
Gas supply
and
demand
Upstream Clients
Integrated LNG project in Gassi Touil (Algeria)
Gas prospecting project in Gassi Chergui (Algeria)
Acquisition of Petroleum Oil & Gas España
MoU signed with Nigerian Government
*
*

A multinational leader in the energy sector
that operates through the whole gas value
chain
Gas and
electricity
assets
Gas transport
and infra-
estructure
Gas supply
and
demand
Upstream Clients
Maghreb-Europe pipeline expansion to c. 12 bcm/year
8 tankers (702,000 m
3
) + 1 in 2007 (138,000 m
3
)
+ 1 new tanker in 2009 (138,000 m
3
)
Regasification plant in Puerto Rico
Requesting permits for the construction of two
regasification plants in Italy
*

A multinational leader in the energy sector
that operates through the whole gas value
chain
Gas and
electricity
assets
Gas transport
and infra-
estructure
Gas supply
and
demand
Upstream Clients
Main importer of gas natural and LNG in Spain through long
term contracts (average residual life 15 years)
Trading and energy management opportunities
Gas supply 27.9 bcm:
• 23.9 bcm Spain
• 4 bcm International
Key role for the security of supply in Spain
*

A multinational leader in the energy sector
that operates through the whole gas value
chain
Gas and
electricity
assets
Gas transport
and infra-
estructure
Gas supply
and
demand
Upstream Clients
Electricity generation
CCGT and wind capacity under
construction and awaiting
permits
Gas distribution network:
100,150 Km:
• 39,611 Km Spain
• 56,763 Km LatAm
• 3,776 Km Italy
• 3,102 MW in Spain
• 271 MW in Puerto Rico
• 2,000 MW CCGT in Spain
• > 1,000 MW wind and cogen.
*

Gas and
electricity
assets
Gas transport
and infra-
estructure
Gas supply
and
demand
Upstream Clients
1
5,134,000 in Spain
4,757,000 on LatAm
288,000 in Italy
1.47 contracts per client in Spain
A multinational leader in the energy sector
that operates through the whole gas value
chain
Note:
1 Points of supply
*

Our commitment
… which
translates
into growth of
financial
magnitudes…
… and
shareholder
remuneration
Reach
operating
growth
potential…
Note:
1 These commitments do not include the potential Endesa acquisition nor are estimates nor forecasts from Gas Natural about the future of the Gas Natural – Endesa Group performance
*
*

13 million
10%
Clients (2008)
Generation share
in Spain (2008)
1
Reach operating growth potential
Leading position
~15%
long term
LNG business
Equity gas position
Note:
1 Ordinary regime
2 These commitments do not include the potential Endesa acquisition nor are estimates nor forecasts from Gas Natural about the future of the Gas Natural – Endesa Group performance
*
*

~2,500
million euro
~
10% CAGR
EBITDA (2008)
Net
Income (2004-2008)
Financial magnitudes growth
~8,800
million euro
Capex
(2004-2008)
Note:
1 These commitments do not include the potential Endesa acquisition nor are estimates nor forecasts from Gas Natural about the future of the Gas Natural – Endesa Group performance
*     *
*

Shareholder remuneration
Pay-out
Dividend (€/share)
47.3% 49.5%
52–55%
0.60
2003 2004 2008(e)
0.71
+18.3%
50.2%
2005
+18.3%
0.84
52 – 55%
in 2008
Payout
Notes:
1 The year represents the fiscal year against which results the dividend is declared
2 2003 data under Spanish GAAP, 2004 and 2005 under IFRS
3 These commitments do not include the potential Endesa acquisition nor are estimates nor forecasts from Gas Natural about the future of the Gas
Natural – Endesa Group performance
*      *
*

Proposed Resolutions * * * * * * * * * *

Proposed resolutions
The Annual Accounts, the Management Report, both for
Gas Natural
SDG, S.A.
and for its consolidated group, and
of the management of the Board of Directors, for the
fiscal year ended on December 31, 2005
The distribution of the corresponding dividend (total
gross dividend of 0.84 euro per share) and the transfer of
the pertinent amount from the Allowance for Free
Depreciation Account to Voluntary Reserves
Amendment, as appropriate, of the company’s Bylaws
and Rules for the General Shareholders Meeting to take
into consideration the latest update of the
Corporations Act.
The Board of Directors presents to the Ordinary General
Shareholders Meeting and asks for the Shareholders
approval of:
*   *
*

Proposed resolutions
Re-election of the following Directors:
Salvador Gabarró Serra (executive member)
Emiliano López Achurra (independent member)
Caixa d’Estalvis de Catalunya (owner’s member)
Authorisation to issue fixed-income titles not convertible
into shares, for up to a total of €2,000 million, as well as authorisation to make one or more purchases within
eighteen months of up to 5% of the paid-in shares of the
company’s corporate capital
Delegation to execute the resolutions adopted in the
General Shareholders Meeting
The Board of Directors presents to the Ordinary General
Shareholders Meeting and asks for the Shareholders
approval of:
*    *
*

Annual General Meeting Gas Natural SDG, S.A. * * * * * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAS NATURAL SDG, S.A.

Date: June 8, 2006	By:	/s/ Carlos J. Álvarez Fernández
		Name:	Carlos J. Álvarez Fernández
		Title:	Chief Financial Officer